                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-50425



                           PHYSICIANS' SPECIALTY CORP.

                    SUPPLEMENT NO. 2 DATED DECEMBER 17, 1998
                        TO PROSPECTUS DATED MAY 12, 1998


         On November 16, 1998, the Company filed its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998. Accordingly, the information contained in the Prospectus under the headings "Summary Combined Financial Data," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements" beginning on pages 4, 19, 24, 25 and F-1, respectively, of the Prospectus, as previously supplemented by Supplement No. 1 dated November 17, 1998, is hereby supplemented and updated as follows:

         The "Summary Combined Financial Data" beginning on page 4 of the Prospectus is hereby supplemented by replacing the information under the heading "Statement of Operations - Six Months Ended June 30, 1998," "Operating Data - June 30, 1998," "Balance Sheet - June 30, 1998" and the notes thereto with the following:

                         SUMMARY COMBINED FINANCIAL DATA


                                                                    NINE MONTHS ENDED
                                                                  SEPTEMBER 30, 1998 (1)
                                                                  ----------------------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
          STATEMENT OF OPERATIONS DATA:

          Revenue

            Management Fees ................................           $   22,345

            Capitation Revenue .............................                3,519

            Net patient service revenue ....................                  984

            Earnings in unconsolidated subsidiary ..........                  267
                                                                       ----------

          Net revenue ......................................               27,116

          Expenses

            Provider claims, wages, benefits ...............               12,149

            General and administrative .....................                8,196

            Depreciation and amortization ..................                1,206
                                                                       ----------

          Operating expenses ...............................               21,552
                                                                       ----------

          Operating income .................................                5,564

          Net income .......................................           $    3,437
                                                                       ==========

          Diluted earnings per share .......................           $     0.42

          Weighted average shares outstanding ..............            8,199,259

          Supplemental system-wide revenue (5) .............           $   42,830


                                                                                      SEPTEMBER 30, 1998
                                                                                      ------------------
          OPERATING DATA:
          Number of affiliated physicians (including
              physicians employed by the Company) ..................................           72*

          Number of allied health care professionals ...............................           71

          Number of other employees ................................................          455

          Number of clinical location ..............................................           57

          Number of capitated covered lives ........................................      347,390

----------
* Includes one TMJ specialist



                                                                                  SEPTEMBER 30, 1998(1)
                                                                                  ---------------------
                                                                                      (in thousands)

          BALANCE SHEET DATA:

          Working capital ..........................................................      $16,486

          Total assets .............................................................       58,596

          Total debt ...............................................................        7,564

          Stockholders' equity .....................................................       46,214

----------

(1) The historical consolidated financial information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The consolidated financial statement data for the year ended December 31, 1997 have been derived from and are qualified by reference to the audited consolidated financial statements of the Company included elsewhere herein, which have been audited by Arthur Andersen LLP, the Company's independent public accountants. The consolidated financial statement data for the nine months ended September 30, 1998 have been derived from the unaudited interim financial statements of the Company.

         The "Selected Financial Data" beginning on page 24 of the Prospectus is hereby supplemented by (i) replacing "June 30, 1997 and 1998" in the first paragraph with "September 30, 1997 and 1998," and (ii) replacing the information under the heading "Statement of Operations - Six Months Ended June 30, 1998" and "Balance Sheet - June 30, 1998" with the following:




                                                   Nine Months Ended
                                                     September 30,
                                                1997                1998
                                                ----                ----
                                           (in thousands, except share data)
   STATEMENT OF OPERATIONS DATA:

   Net revenue .........................      $    9,441      $   27,116

   Expenses

     Provider claims, wages and benefits           4,981          12,149

     General and administrative ........           2,532           8,196

     Depreciation and amortization .....             227           1,206
                                              ----------      ----------

   Operating expenses ..................           7,739          21,552

   Operating income (loss) .............           1,702           5,564

   Net income (loss) ...................      $    1,196      $    3,437
                                              ==========      ==========

   Earnings (loss) per share
     Basic earnings (loss) per share ...      $     0.27      $     0.45

     Diluted earnings (loss) per share .      $     0.27      $     0.42

   Weighted average shares outstanding

     Basic .............................       4,389,746       7,699,863

     Diluted ...........................       4,457,756       8,199,259




                                                             September 30, 1998
                                                             ------------------
                                                               (in thousands)
   BALANCE SHEET DATA:

   Cash and cash equivalents ...............................      $ 4,798

   Working capital .........................................       16,486

   Total assets ............................................       58,596

   Total debt ..............................................        7,564

   Stockholders' equity ....................................       46,214

         "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25 is hereby supplemented as follows:

RESULTS OF OPERATIONS - HISTORICAL

         Comparisons of the nine month period ended September 30, 1998 with data for the nine month period ended September 30, 1997 are not meaningful since the Company did not commence business operations until the closing of the reorganization and its IPO on March 26, 1997.

NINE MONTHS ENDED SEPTEMBER 30, 1998

         Revenue. Management fees increased to $9,185,413 for the three months ended September 30, 1998 as compared with $3,462,249 for the same period in 1997, an increase of $5,723,164 or 165%. The increase in management fees is primarily attributable to an increase in the number of physicians affiliated with the Company at September 30, 1998 to 82 as compared with 33 for the same period in 1997 as a result of the Company's acquisitions since the Reorganization. Capitation revenues increased to $1,208,506 for the three months ended September 30, 1998 as compared with $1,135,825 for the same period in 1997, an increase of $72,681 or 6%. The increase in capitation revenues is primarily attributable to an increase in the aggregate number of enrollees to approximately 347,000 at September 30, 1998, an increase of approximately 6%. Patient service revenues increased to $410,743 for the three months ended September 30, 1998 as compared with $339,886 for the same period in 1997, an increase of $70,907 or 20.1%. The increase in patient service revenues is primarily attributable to an increase in the aggregate number of patient office visits and surgeries performed during the three months period ended September 30, 1998 as compared with the same period in 1997.

         For the three month period ended September 30, 1998, the Company recorded as revenue earnings from its 17.5% equity interest in Atlanta Surgery Center in the amount of $267,440.

         On a supplemental basis, patient service revenue generated by physicians who were affiliated with the Company for both periods ended September 30, 1997 and 1998 increased on average approximately 2% per physician.

         As a result of the foregoing factors, the Company's net revenue increased to $11,072,152 for the three months ended September 30, 1998 as compared with $4,937,960 for the same period in 1997, an increase of $6,134,192 or 124%.

         Provider claims, wages, and benefits. Provider claims, wages and benefits, increased to $4,868,739 for the three months ended September 30, 1998 as compared with $2,436,570 for the same period in 1997, an increase of $2,432,169 or 99%. The dollar increase in provider claims, wages and benefits was primarily attributable to the addition of non-medical personnel at the Company's affiliated practices required to support the increase in the number of affiliated physician groups managed by the Company. As a percent of net revenue, provider claims, wages and benefits decreased to 44% for the three months ended September 30, 1998 as compared to 49% for the same period in

1997. This decrease was primarily attributable to the increase in net revenue that was greater than the incremental increase in wages and benefits.

         General and administrative. General and administrative expenses increased to $3,376,666 for the three months ended September 30, 1998 as compared with $1,409,034 for the same period in 1997, an increase of $1,967,632 or 140%. This increase was primarily attributable to the addition of personnel and greater support costs associated with the Company's rapid expansion since September 30, 1997. As a percent of net revenue, general and administrative expenses increased to 30% for the three months ended September 30, 1998 as compared to 29% for the same period in 1997, as a result of the foregoing factors.

         Depreciation and Amortization. Depreciation and amortization expenses increased to $519,987 for the three months ended September 30, 1998 as compared with $130,166 for the same period in 1997, an increase of $389,821 or 300%. This increase was primarily the result of the increases in intangible assets resulting from additional acquisitions and resulting increases in amortization of intangible assets associated with the Company's affiliation with physician groups, as well as investments in equipment, leasehold improvements and management information systems. As a percent of net revenue, depreciation and amortization expense increased to 5% for the three months ended September 30, 1998 as compared with 3% for the same period in 1997, as a result of the foregoing factors.

         Other Income (expense). Other expense for the three months ended September 30, 1998 was $83,773 and is derived from interest income earned on the short term investment of excess cash and cash equivalents which was offset by
(i) interest charges to affiliated practices for additions to clinical equipment, leasehold improvements and other fixed assets and (ii) interest expense related primarily to the subordinated seller notes and the commitment fee in conjunction with the $45 million senior credit facility. Other income for the three months ended September 30, 1997 was $126,877 and is derived from interest income earned on the short term investment in cash and cash equivalents of the IPO proceeds, net of amounts of immaterial interest expense.

         Income Taxes. Income taxes for the quarters ended September 30, 1998 and 1997 were provided for at 39% effective tax rate.

         "Liquidity and Capital Resources" beginning on page 30 of the Prospectus is hereby supplemented by replacing the information under "Liquidity and Capital Resources" with the following:

         The Company utilizes capital primarily (i) to acquire assets or equity of physician practices, (ii) to acquire equipment utilized by affiliated practices, (iii) to fund corporate capital expenditures including management information systems and (iv) to fund ongoing corporate working capital requirements.

         At September 30, 1998, the Company had working capital of $16,486,043, compared to $10,469,429 at December 31, 1997, an increase of $6,016,614. The increase in working capital was due primarily to an increase in net accounts receivable of $6,003,601.

         For the nine month period ended September 30, 1998 net cash provided by operating activities was $1,012,004 compared to net cash used in operating activities of $718,690 for the same period in 1997. Net cash used in investing activities for the nine months ended September 30, 1998 was $18,216,013 with $16,577,826 expended as cash consideration for acquisitions. Net cash provided by financing activities for the nine months ended September 30, 1998 was $16,650,511 with $16,577,826 received pursuant to the Company's public offering in May 1998, net of offering costs.

         During the three month period ended September 30, 1998, the Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and assumed certain contractual liabilities of (i) Maliner, (ii) Leonard, and (iii) acquired in the aggregate a 17.5% limited partnership interest in Atlanta Surgery Center. In connection with the acquisition of assets of Maliner, Leonard and limited partnership interest, the Company (i) paid an aggregate of $5,455,000 in cash,
(ii) issued an aggregate of 34,552 shares of Common Stock of the Company, (iii) agreed to issue an aggregate of 34,552 shares of Common Stock of the Company and
(iv) issued a $150,000 non-interest bearing contingent promissory note which is payable at the Company's option, in cash or the Company's Common Stock, upon the holder achieving certain performance targets. In connection with these transactions, the Company paid approximately $219,500 in fees to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

         On October 12, 1998, pursuant to an asset acquisition agreement, the Company completed the acquisition of the assets of Cleveland ENT, a ten physician ENT physician practice with eight allied health care professionals and eight clinical offices in metropolitan Cleveland, Ohio. Cleveland ENT had previously been affiliated with MedPartners. In connection with the transaction, the Company entered into an amended and restated Clinic Services Agreement with Cleveland ENT maintaining the percentage of net income management fee structure which existed in the MedPartners/Cleveland ENT Clinic Services Agreement. The Company is discussing modifying the percentage of net income arrangement consistent with the Company's historical practices. In connection therewith, the Company has granted Cleveland ENT a one time option, which expires on December 15, 1998, to unwind the transaction with the Company as of December 31, 1998 and repurchase all Cleveland ENT non-medical assets acquired by the Company for a total cash purchase price equal to the price paid by the Company to MedPartners for such assets, plus amounts invested by the Company in Cleveland ENT. In connection with this transaction, the Company borrowed approximately $3.7 million under the Company's Credit Facility and used a portion of the net proceeds received from the Company's public offering in May 1998.

         The Company believes that the net proceeds of the Public Offering and borrowings under the Credit Facility, together with existing cash resources and cash flow expected to be generated from operations, will be sufficient to fund the Company's anticipated acquisition, expansion and working capital needs for at least the next 12 to 18 months. No assurance can be given that such existing cash resources or proceeds of the Public Offering will be sufficient to satisfy the Company's cash requirements for the next 12 to 18 months or beyond. There can be no assurance that borrowings under the Credit Facility will be available or that alternative financing will be available for future acquisitions or expansion of the Company's business.

         Several multi-specialty companies in the physician practice management ("PPM") industry have recently announced that they will be discontinuing PPM activities or will be divesting certain assets related to physician practice management. The Company believes that as a result of this and other market conditions, there has been and will continue to be a decrease in acquisition activity in the PPM industry which will likely affect the Company. As a result, the Company believes that it and other PPM companies may see a slow down in revenue growth attributable to acquisitions. As previously announced, the Company intends to focus its efforts on ancillary service development, practice acquisitions in the Company's existing markets and enhancing the operations of affiliated practices. The Company also intends to continue to pursue new market acquisitions on a highly selective basis. There are additional factors, such as health care and government regulation and general economic conditions which may also affect the PPM industry. As a result of these and other conditions, there can be no assurance that acquisition opportunities will be available to the Company or that the Company will be able to consummate future acquisitions.

YEAR 2000

         The Year 2000 issue is the result of using only the last two digits to indicate the year in computer hardware and software programs and embedded technology such as micro-controllers. As a result, these programs do not properly recognize a year that begins with "20" instead of the familiar "19." If uncorrected, such programs will be unable to interpret dates beyond the year 1999, which could cause computer system failure or miscalculations which could disrupt the Company's operations and adversely affect its cash flows and results of operations.

         The Company recognizes the importance of the Year 2000 issue and has given it high priority. The Company's objective is to ensure an uninterrupted transition to the year 2000 by assessing, testing and modifying products and information technology ("IT") systems and non-IT systems so that such systems and software will perform as intended and information and dates can be processed with expected results ("Year 2000 Compliant"). The scope of the Company's compliance efforts include (i) identifying and assessment of risks, including the risks of non-compliance by third parties, (ii) development of remediation and contingency plans, (iii) implementation and (iv) testing. The Company has not yet determined the extent of contingency planning that may be required.

         There are three major IT system applications that the Company relies upon to process transactions and provide information for managing its operations. These applications have been identified as follows:

   -  Accounting and financial reporting system
   -  Practice management billing and accounts receivable systems
   -  Capitated claims processing and reporting system

         Accounting and financial reporting system - During 1998 the Company fully implemented the Great Plains accounting and financial reporting software applications at all of its affiliated practices, its subsidiaries and its corporate locations. The Great Plains accounting package has been modified and tested and is Year 2000 compliant.

         Practice management billing and accounts receivable systems - The Company's affiliated practices currently utilize software packages which were developed by large third party software development companies. The Company has been in contact with all of these companies and believes that all Year 2000 compliant modified programs will be fully tested and implemented by the Company and its affiliates during the first quarter of 1999.

         Capitated claims processing and reporting system - The Company has developed internally a capitated claims processing and reporting system which is Year 2000 compliant.

         The Company is also highly dependent on receiving payments from third party payors for capitated fees and for insurance reimbursement for claims submitted by its affiliated practices, and as such, the ability of such payors to process claims submitted by affiliated practices accurately and timely, constitutes a significant risk to the Company's cash flow and could materially adversely affect the Company's operations. The Company and its affiliated practices have been or will be in communication with these payors to insure that these payors will be Year 2000 Compliant and will be able to process claims uninterrupted. However, there can be no assurance that such third party payors will be Year 2000 Compliant.

         Like virtually every company, the Company is at risk for the failure of major infrastructure providers to adequately address potential Year 2000 problems. The Company is highly dependent on a variety of public and private infrastructure providers to conduct its business. Failures of banking systems, basic utility providers, telecommunication providers and other services to achieve Year 2000 compliance, could have a material adverse effect on the ability of the Company and its affiliated practices to conduct business. While the Company is aware of these risks, a complete assessment of all such risks is beyond the scope of the Company's Year 2000 project or ability to address.

         Through September 30, 1998, the Company had incurred costs of approximately $125,000 related to the Year 2000 issue. The Company does not anticipate that it will incur any additional material costs associated with addressing Year 2000 issues.

         The Company's current estimates of the amount of time and costs necessary to remediate and test its computer systems are based on the facts and circumstances existing at this time. The estimates were made using assumptions of future events including the continued availability of certain resources, Year 2000 modification plans, implementation success by key third-parties, and other factors. New developments may occur that could affect the Company's estimates of the amount of time and costs needed to modify and test its IT and non-IT systems for Year 2000 compliance. These developments include, but are not limited to:
(i) the availability and cost of personnel trained in this area; (ii) the ability to locate and correct all relevant date-sensitive codes in both IT and non-IT systems; (iii) unanticipated failures in its IT and non-IT systems; and (iv) the planning and Year 2000 compliance success that third-parties attain.

         The Company cannot determine the impact of these potential developments on the current estimate of probable costs of making its products and IT and non-IT systems Year 2000 Compliant. Accordingly, the Company is not able to estimate its possible future costs beyond the current estimates of costs. As new developments occur, these cost estimates may be revised to reflect the impact of these developments on the costs to the Company of making its products and IT and non-IT systems Year 2000 Compliant. Such revisions in costs could have a material adverse impact on the Company's results of operations in the quarterly period in which they are recorded. Although the Company considers it unlikely, such revisions could also have a material adverse effect on the business, financial condition or results of operations of the Company.

         The "Financial Statements" beginning on page F-9 are hereby supplemented as follows:

                           PHYSICIANS' SPECIALTY CORP.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)

                                                                      September 30, 1998        December 31, 1997
                                                                      ------------------        -----------------
                              ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                $ 4,798,144            $ 5,351,639
      Accounts receivable, net of allowance for doubtful accounts             15,277,166              9,273,565
      of $683,733 and $261,714 in 1998 and 1997, respectively
      Notes receivable                                                            80,000                 81,682
      Prepayments and other                                                    1,149,280                335,650
                                                                             -----------            -----------
             Total current assets                                             21,304,590             15,042,536

PROPERTY AND EQUIPMENT, net                                                    7,532,013              3,431,707
INTANGIBLE ASSETS, net                                                        24,136,929             11,793,777
INVESTMENT IN UNCONSOLIDATED SUBSIDIARY                                        5,308,584                     --
OTHER ASSETS                                                                     314,035                330,338
                                                                             -----------            -----------
             Total Assets                                                    $58,596,151            $30,598,358
                                                                             ===========            ===========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
      Due to physicians                                                      $ 1,062,123            $ 1,177,009
      Accounts payable and accrued expenses                                    2,904,723              3,057,880
      Deferred income taxes                                                      851,701                338,218
                                                                             -----------            -----------
             Total current liabilities                                         4,818,547              4,573,107
SUBORDINATED SELLER NOTES                                                      7,563,701                911,715
                                                                             -----------            -----------
             Total liabilities                                                12,382,248              5,484,822
SHAREHOLDERS' EQUITY:
      Common stock, $.001 par value; 50,000,000 shares                             8,975                  6,503
      authorized issued: 8,975,646 in 1998 and 6,503,098 in 1997
      Additional paid-in capital                                              41,062,216             23,401,657
      Retained earnings                                                        5,142,712              1,705,376
                                                                             -----------            -----------
             Total shareholders' equity                                       46,213,903             25,113,536
                                                                             -----------            -----------
             Total liabilities and shareholders' equity                      $58,596,151            $30,598,358
                                                                             ===========            ===========


           See accompanying notes to consolidated financial statements

                           PHYSICIANS' SPECIALTY CORP.
                      Consolidated Statement of Operations
                                   (Unaudited)


                                                   Three Months Ended                 Nine Months Ended
                                                      September 30,                     September 30,
                                                  1998             1997             1998            1997
                                                  ----             ----             ----            ----
REVENUES

   Patient service revenues                   $   410,793       $  339,886      $   984,317      $  660,061
   Capitation revenues                          1,208,506        1,135,825        3,519,180       2,493,376
   Management fees                              9,185,413        3,462,249       22,344,815       6,287,909
   Earnings in unconsolidated subsidiary          267,440          267,440          267,440              --
                                              -----------       ----------      -----------      ----------
              Net revenue                      11,072,152        4,937,960       27,115,752       9,441,346

EXPENSES
   Provider claims, wages, benefits             4,868,739        2,436,570       12,149,296       4,980,961
   General and administrative                   3,376,666        1,409,034        8,196,425       2,531,771
   Depreciation and amortization                  519,987          130,166        1,206,107         226,721
                                              -----------       ----------      -----------      ----------
              Operating expenses                8,765,392        3,975,770       21,551,828       7,739,893

   Operating income (loss)                      2,306,760          962,190        5,563,924       1,701,893

   Other income (expense)                         (83,773)         126,877           69,786         259,376
                                              -----------       ----------      -----------      ----------

   Pretax income (loss)                         2,222,987        1,089,067        5,633,710       1,961,269

   Provision for income taxes                     866,343          424,736        2,196,374         764,895
                                              -----------       ----------      -----------      ----------

              Net income (loss)               $ 1,356,644       $  664,331      $ 3,437,336      $1,196,374
                                              ===========       ==========      ===========      ==========

Earnings per share:
   Basic earnings per share                   $      0.15       $     0.11      $      0.45      $     0.27
   Diluted earnings per share                 $      0.15       $     0.11      $      0.42      $     0.27

Weighted average shares
   Outstanding
     Basic                                      8,866,514        6,211,618        7,699,863       4,389,746
     Diluted                                    9,298,644        6,279,665        4,457,756       4,457,756


           See accompanying notes to consolidated financial statements

                           PHYSICIAN'S SPECIALTY CORP.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                  Nine Months Ended
                                                                                    September 30,
                                                                               -----------------------
                                                                               1998               1997
                                                                               ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                               3,437,336          1,196,374

 Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
    Depreciation and amortization                                            1,206,107            226,721
    Compensation expense                                                        32,987             48,000
    Increase in accounts receivable                                         (2,262,251)          (901,134)
    (Increase) decrease in prepayments and other                              (796,903)            89,482
    Increase  (decrease) in accounts payable and accrued liabilities          (605,272)        (1,378,133)
                                                                          ------------       ------------

        Total Adjustments                                                   (2,425,332)        (1,915,064)
                                                                          ------------       ------------

    Net cash (used in) provided by operating activities                      1,012,004           (718,690)
                                                                          ------------       ------------

  CASH FLOWS FROM INVESTING ACTIVITIES:
    Payment for acquisitions, net of cash acquired                         (16,721,158)        (1,498,000)
    Purchase of property and equipment                                      (1,494,855)          (284,824)
                                                                          ------------       ------------
        Net cash used in investing activities                              (18,216,013)        (1,782,824)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock, net of offering costs                         16,577,826         15,408,094
    Borrowing under short-term debt                                             72,685            170,000
    Repayment of short-term debt                                                     0         (2,258,562)
    Repayment of long-term debt                                                      0                  0
    Deferred offering costs                                                          0                  0
                                                                          ------------       ------------

        Net cash provided by  financing activities                          16,650,511         13,319,532
                                                                          ------------       ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                       (553,498)        10,818,018
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               5,351,639            123,540
                                                                          ------------       ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $  4,798,141       $ 10,941,558
                                                                          ============       ============


           See accompanying notes to consolidated financial statements

Physicians' Specialty Corp.
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 1998


NOTE 1.  ORGANIZATION

         Physicians' Specialty Corp. (the "Company") was organized in July 1996 to provide comprehensive physician practice management services to physician practices and health care providers specializing in the treatment and management of diseases and disorders of the ear, nose, throat, head and neck ("ENT") and related specialties. The Company commenced its business activities upon consummation of the reorganization, as described in Note 3, and its initial public offering ("IPO") on March 26, 1997. The Company provides financial and administrative management, enhancement of clinical operations, network development and payor contracting services, including the negotiation and administration of capitated arrangements. The Company has operations in greater Atlanta, Georgia; Chicago, Illinois; Birmingham, Alabama; the South Florida area; Southern New York and Northern New Jersey and in metropolitan Cleveland, Ohio.

NOTE 2.  BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its wholly owned and unconsolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring items) necessary for a fair presentation of the results for the interim periods presented. These financial statements and footnote disclosures should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

NOTE 3.  REORGANIZATION

         The Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and certain liabilities of (i) Atlanta Ear, Nose & Throat Associates, P.C., (ii) ENT & Allergy Associates, Inc. (iii) Metropolitan Ear, Nose & Throat, P.C., (iv) Atlanta Head and Neck Surgery, P.C. and (v) Ear, Nose & Throat Associates, P.C. (collectively, the "Initial Practices"), and all of the outstanding shares of common stock of three corporations holding managed care contracts (the "ENT Networks") in March 1997 (the "Reorganization"). In connection with the acquisition of assets of the Initial Practices and the common stock of the ENT Networks, the Company issued an aggregate of 3,104,755 shares of its Common Stock (valued at the time of issuance at approximately $24.8 million).

POST REORGANIZATION ACQUISITIONS THROUGH JUNE 30, 1998

         Since the Reorganization, the Company acquired (a) substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and assumed certain contractual liabilities of (i) Allatoona Ear, Nose & Throat Associates, P.C., (ii) Ear Nose & Throat Specialists, P.C., (iii) Ear, Nose & Throat Specialists, Head & Neck Surgery, P.C., (iv) Northside Ear, Nose & Throat Associates, P.C., (v) Otolaryngology Medical & Surgical Associates, Ltd., (vi) Cobb Ear, Nose & Throat Associates, P.C., (vii) James J. Murata. M.D., P.A., (viii) John C. Westerkamm, M.D., P.A.,
(ix) Napoleon G. Bequer, M.D., P.A. and (b) the stock of six professional associations owned by seven ENT physicians and a partnership owned and operated by the professional associations in Palm Beach and Broward Counties, Florida.

         In connection with the acquisition of assets or equity of these practices, the Company (i) paid an aggregate of approximately $5.5 million in cash, (ii) discharged approximately $260,000 of liabilities, (iii) issued an aggregate of 629,171 shares of Common Stock (valued at an aggregate of approximately $4.8 million), (iv) agreed to issue an aggregate of 319,735 additional shares of Common Stock (valued at an aggregate of approximately $2.9 million) to four of the affiliated practices beginning in September 1998, (v) issued subordinated convertible promissory notes in the aggregate principal amount of approximately $912,000, which notes mature in October 2000 and accrue interest at a rate of 5.61% per annum and are convertible into shares of Common Stock at a conversion price of $10.00 per share (vi) issued a subordinated promissory note in the principal amount of $250,000 which note matures in April 2000 and accrues interest at a rate of 6% per annum, (vii) issued non-interest bearing contingent subordinated promissory notes in the aggregate principal amount of approximately $3.0 million. The payment of these notes is contingent upon the physicians or practice holding such notes reaching certain performance targets. Substantially all of these contingent notes are payable by the Company, at the Company's option, in shares of Common Stock, valued at the average closing price of the Common Stock for the ten trading days preceding the date of delivery of such shares. In connection with these acquisitions, the Company paid an aggregate of approximately $492,000 to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

         On May 27, 1998, pursuant to a Stock Purchase Agreement, the Company, through PSC Acquisition Corp., a wholly-owned subsidiary of the Company, acquired (i) substantially all of the tangible assets and assumed certain contractual liabilities of Physicians' Domain, Inc., a White Plains, New York based ENT physician practice management company ("Physicians' Domain") and (ii) the stock of three corporations that are successors to three ENT physician practices affiliated with Physicians' Domain employing an aggregate of 20 physicians and 16 allied health care professionals with 11 clinical offices in Southern New York and Northern New Jersey (collectively, "PDI"). In connection with the PDI transaction, the Company (i) paid approximately $5.4 million in cash, (ii) discharged approximately $3.8 million of liabilities of PDI and (iii) issued a subordinated long-term promissory note in the principal amount of approximately $6.4 million, which note matures in May 2003, accrues interest at a rate of 6.0% per annum, payable quarterly, is secured by the fixed assets acquired by the Company in the transaction and is subordinate to senior indebtedness, including borrowings under the Company's credit facility. In addition, the Company will pay an additional $500,000, in cash or shares of Common Stock at the Company's option, if the PDI practices achieve stipulated performance targets. Pursuant to the stock purchase agreement. The physicians at PDI have the right to nominate one member to the Board of Directors of the Company, Steven H. Sacks, M.D., a nominee of the physicians at PDI, was appointed to the Board of Directors of the Company on August 12, 1998. In connection with the PDI transaction, the Company paid approximately $260,000 to Premier HealthCare for advisory services rendered

         The Company also entered into management services agreements with two newly organized ENT practices employing the 20 ENT physicians in connection with the PDI transaction. The management services agreements provide for an aggregate fixed annual management fee of approximately $2.0 million, plus reimbursement of practice operating expenses. Pursuant to the management services agreements, the fixed management fee is subject to annual increases after May 27, 2003 consistent with the annual percentage increase in the consumer price index for the prior year. The management services agreements also provide for mutually agreed increases in the fixed management fee upon (i) the management by the Company of ancillary business developed or acquired or (ii) the acquisition of additional physician practices which are merged into the existing PDI practices.

         The Company used a portion of the net proceeds received from the Company's public offering in May 1998 to pay the cash component of and to discharge the indebtedness of PDI assumed by the Company in connection with the PDI transaction.

ACQUISITIONS FROM JULY 1, 1998 THROUGH SEPTEMBER 30, 1998

         During the three month period ended September 30, 1998, the Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files), of (i) Robert H. Maliner, M.D., P.A., ("Maliner"), and (ii) James R. Leonard, M.D., P.C. ("Leonard").

         In addition, on August 31, 1998, PSC Ambulatory Surgery, Ltd., a Georgia limited partnership (the "PSC Partnership"), of which the Company is the sole general partner and Atlanta Ear, Nose & Throat Associates, P.C. ("Atlanta ENT"), one of the Company's affiliated practices, is the sole limited partner, acquired in the aggregate a 17.5% limited partnership interest in Atlanta Surgery Center, Ltd., a Georgia limited partnership ("Atlanta Surgery Center"). The aggregate purchase price was paid by the Company (the "Purchase Price"). Pursuant to the terms of the transaction, the Company and Atlanta ENT own 99% and 1%, respectively of the partnership interest in the PSC Partnership; provided that Atlanta ENT has an option to purchase up to 40% of the partnership interest from the Company for an amount equal to the percentage of the PSC Partnership acquired by Atlanta ENT multiplied by the Purchase Price. Atlanta Surgery Center operates three (multi-specialty ambulatory surgery centers, consisting of 14 operating rooms, in the metropolitan Atlanta area. As a result of the transaction, effective July 1, 1998, the PSC Partnership will receive 17.5% of the distributions made by Atlanta Surgery Center and the Company and Atlanta ENT will receive their pro rata share of such distributions based on their ownership interest in the PSC Partnership.

         In connection with the Maliner, Leonard and the Atlanta Surgery Center transactions completed by the Company during the three month period ended September 30, 1998, the Company, (i) paid an aggregate of $5,455,000 in cash,
(ii) issued an aggregate of 34,552 shares of Common Stock of the Company, (iii) agreed to issue an aggregate of 34,552 shares of Common Stock of the Company and
(iv) issued a $150,000 non-interest bearing contingent promissory note which is payable, at the Company's option, in cash or the Company's Common Stock, upon the holder achieving certain performance targets. In connection with these transactions, the Company paid approximately $219,500 in fees to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

NOTE 4.  PUBLIC OFFERINGS

         On March 26, 1997, the Company completed its IPO of 2,200,000 shares of its Common Stock. The net proceeds of the IPO were approximately $14,275,000 and a portion of which were used for repayment of indebtedness of the acquired practices, repayment of indebtedness of the Company, payment of a consulting fee, and for general corporate purposes and working capital requirements.

         On May 15, 1998, the Company completed a public offering of 2,050,263 shares of its Common Stock (i) 2,000,000 of which shares were sold by the Company and (ii) 50,263 of which were sold by certain stockholders of the Company. On May 19, 1998 the Company's underwriters exercised their option to purchase 307,540 additional shares of Common Stock from the Company to cover over-allotments. The net proceeds to the Company from the offering and exercise of the over-allotment shares were approximately $16,520,000, with approximately $5,400,000 and $3,800,000 respectively, used to pay the cash portion of the purchase price of the PDI transaction and to repay outstanding indebtedness of PDI.

         On May 12, 1998 the Company also registered under the Securities Act of 1933, as amended (the "Act"), an aggregate of 3,146,514 shares of Common Stock, of which (i) 2,750,000 shares may be issued from time to time by the Company in connection with potential future affiliation transactions with ENT physicians or related specialty practices or the merger with or acquisition by the Company of other related businesses or assets, (ii) 220,000 shares of Common Stock are issuable upon exercise of warrants issued to the representatives of the underwriters in the IPO which may be sold from time to time by the holders of the warrants after issuance and (iii) 176,514 shares of Common Stock are issuable in December 1998 in connection with a practice asset acquisition completed in December 1997, which may be sold from time to time by the physician stockholders after issuance.

NOTE 5.  MANAGEMENT FEE REVENUE

         The Company records revenue on a management fee basis as derived from physician practices managed by the Company. Management fees are composed of (i) a varying percentage of affiliated practice patient service revenue (typically 12.5%), (ii) a fixed management fee in connection with the

PDI affiliation of approximately $2,045,000 per year, subject to certain increases, and (iii) reimbursement of practice operating expenses (excluding compensation to physicians and physician assistants). Management fee revenue earned by the Company is detailed as follows:

                                                          Three Months Ended                 Nine Months Ended
                                                             September 30,                     September 30,
                                                             -------------                     -------------
                                                          1998            1997             1998            1997
                                                          ----            ----             ----            ----
Percentage of affiliated practice patient service      $2,293,343      $  955,953      $ 5,509,388      $1,685,626
revenue and fixed management fee
Reimbursement of practice operating expenses            6,892,070       2,506,296       16,835,427       4,602,283
                                                       ----------      ----------      -----------      ----------
Total management fee revenue                           $9,185,413      $3,462,249      $22,344,815      $6,287,909
                                                       ==========      ==========      ===========      ==========

         There currently exists wide disparity in the methods of recording revenue in the physician practice management (PPM) industry. The Company believes the following unaudited supplemental information, which includes patient service revenue of both owned as well as managed practices ("system wide" revenue) allows a reader of the Company's financial statements to evaluate comparability with other PPM companies recording patient services revenue on a consolidated basis for financial reporting purposes. The unaudited supplemental "system wide" information is being presented for supplemental purposes only and should be read in conjunction with the Company's financial statements.

                      Supplemental System Wide Information

                                                Three Months Ended               Nine Months Ended
                                                   September 30,                    September 30,
                                           ---------------------------      ----------------------------
                                               1998            1997             1998             1997
                                           -----------      ---------       -----------      -----------

Supplemental Net Patient Service
Revenue:
         Owned Practice                    $   410,793      $  339,886      $   984,317      $   660,061
         Managed Practices                  14,239,478       6,266,398       37,246,145       11,397,240
                                           -----------      ----------      -----------      -----------
Total Supplemental Patient
     Service Revenue                        14,650,271       6,606,284       38,230,462       12,057,301
Plus:
Capitation Revenue                         $ 1,208,506      $1,135,825      $ 3,519,180      $ 2,493,376
Management Fees                                486,349          42,486          813,039          130,804
Earnings in unconsolidated subsidiary          267,440               0          267,440                0
                                           -----------      ----------      -----------      -----------
Total Supplemental
     System wide Revenue                   $16,612,566      $7,784,595      $42,830,121      $14,681,481

Less:
Amounts Retained by
     Physicians Groups                       5,540,414       2,846,635       15,714,369        5,240,135
                                           -----------      ----------      -----------      -----------
Total Net Revenue                          $11,072,152      $4,937,960      $27,115,752      $ 9,441,346
                                           ===========      ==========      ===========      ===========

NOTE 6.  INTANGIBLE ASSETS

         The Company's physician practice acquisitions involve the purchase of tangible and intangible assets and the assumption of certain liabilities of the acquired practices. As part of the purchase price allocation, the Company allocates the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on estimated fair market values. Costs of acquisitions in excess of the net estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed are amortized using the straight line method over a period of 25 years. At September 30, 1998, the amount of such intangible assets was approximately $24,907,000, with accumulated amortization totaling approximately $770,000.

NOTE 7.  NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 for fiscal 1998 was not material to the Company's financial statements.

         In March 1998, the Emerging Issues Task Force of the FASB issued its Consensus on Issue 97-2 ("EITF 97-2"). EITF 97-2 addresses certain specific matters pertaining to the physician practice management industry. EITF 97-2 would be effective for the Company for its year ending December 31, 1998. EITF 97-2 addresses the ability of physician practice management companies to consolidate the results of physician practices with which it has an existing contractual relationship. The Company is in the process of analyzing the effect of all its contractual relationships but currently believes that certain contracts would meet the criteria of EITF 97-2 for consolidating the results of operations of the related physician practices, which would require the Company to restate its prior period financial statements to conform to such consideration. The Company anticipates incorporating the provisions of EITF 97-2 effective for its year ending December 31, 1998. EITF 97-2 also has addressed the accounting method for future combinations with individual physician practices. The Company believes that, based on the criteria set forth in EITF 97-2, virtually all of its future acquisitions of individual physician practices will continue to be accounted for under the purchase method of accounting.

NOTE 8.  EARNINGS PER SHARE

         The Company has calculated its basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share reflects the potential dilution that could occur if securities and other contracts to issue common stock where exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         A reconciliation of the number of weighted average shares used in calculating basic and diluted earnings per share is as follows:

                                                         Three Months Ended             Nine Months Ended
                                                            September 30,                 September 30,
                                                         1998           1997           1998           1997
                                                         ----           ----           ----           ----
Weighted average number of common Shares               8,866,514      6,211,618      7,699,863      4,389,746
outstanding - basic
Effect of potentially dilutive shares outstanding        312,354         68,047        393,901         68,010
Effect of convertible debt                               119,776             --        105,495             --
                                                       ---------      ---------      ---------      ---------
Weighted average number of common shares
Outstanding - diluted                                  9,298,644      6,279,665      8,199,259      4,457,756
                                                       =========      =========      =========      =========

NOTE 9.  CREDIT AGREEMENT

         On July 31, 1998, the Company closed on a four year $45 million amended and restated senior credit facility syndicated by Nationsbanc Montgomery Securities LLC. Syndicate lenders include NationsBank, N.A., PNC Bank and Rabobank Nederland (the "Credit Facility"). The Credit Facility replaced the Company's $20 million senior credit facility. Borrowings under the Credit Facility (i) are secured by the assignment to the banks of the Company's stock in all of its subsidiaries and the Company's accounts receivable, including the accounts receivable assigned to the Company by affiliated practices pursuant to management services agreements, (ii) are guaranteed by all subsidiaries (including future subsidiaries) and (iii) restrict the Company from pledging its assets to any other party. Advances under the Credit Facility will be used to fund acquisitions and working capital, will be governed by a borrowing base related primarily to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and will bear interest, at the Company's option, based upon either a prime-based or LIBOR-based rate. EBITDA is used by the Company as an indicator of a company's ability to incur and service debt. EBITDA should not be considered an alternative to operating income, net income, cash flows or any other measure of performance as determined in accordance with generally accepted accounting principles, as an indicator of operating performance, or as a measure of liquidity. The Credit Facility contains affirmative and negative covenants which, among other things, require the company to maintain certain financial ratios (including maximum indebtedness to pro forma EBITDA, maximum indebtedness to capital, minimum net worth, minimum current ratio and minimum fixed charges coverage), limit the amounts of additional indebtedness, dividends, advances to officers, shareholders and physicians, acquisitions, investments and advances to subsidiaries, and restrict changes in management and the Company's business. As of November 13, 1998, the Company had approximately $3.7 million of borrowings under the Credit Facility.

NOTE 10.  SUBSEQUENT EVENTS

         On October 12, 1998, pursuant to an asset acquisition agreement, the Company completed the acquisition of the assets of Cleveland Ear, Nose and Throat Center, Inc. ("Cleveland ENT"), a ten physician ENT physician practice with eight allied health care professionals and eight clinical offices in metropolitan Cleveland, Ohio. Cleveland ENT had previously been affiliated with MedPartners, Inc. ("MedPartners"). In connection with the transaction, the Company entered into an amended and restated Clinic Services Agreement with Cleveland ENT maintaining the percentage of net income management fee structure which existed in the MedPartners/Cleveland ENT Clinic Services Agreement. The Company is discussing modifying the percentage of net income arrangement consistent with the Company's historical practices. In connection therewith, the Company has granted Cleveland ENT a one time option, which expires on December 15, 1998, to unwind the transaction with the Company as of December 31, 1998 and repurchase all Cleveland ENT non-medical assets acquired by the Company for a total cash purchase price equal to the price paid by the Company to MedPartners for such assets, plus amounts invested by the Company in Cleveland ENT.